

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2013

VIA E-Mail
Mr. Stuart I. Greenwald
Treasurer and Chief Financial Officer
First Hartford Corporation
149 Colonial Road
Manchester, CT 06042

> **Re:** **First Hartford Corporation**
> **Form 10-K for fiscal year ended April 30, 2012**
> **Filed September 6, 2012**
> **File No. 000-08862**

Dear Mr. Stuart I. Greenwald:

We have reviewed your response letter dated March 22, 2013 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED APRIL 30, 2012

Item 1. Business, page 3

1.   We have reviewed your response to our letter dated February 11, 2013. Please include a response to our prior comment 1 with your next response letter.

Item 2. Properties, page 3

2.   We have reviewed your response to comment 7 of our letter dated February 11, 2013. In your future Exchange Act reports, please discuss the nature and amount of all material mortgages, or other liens or encumbrances against such properties including the current principal amount of each such material encumbrance, its interest and amortization provisions, its pre-payment provisions and its maturity date and balance to be due at maturity assuming no payment has been made on principal in advance of its due date.

With regard to the undeveloped parcels, please outline briefly any proposed program for the renovation, improvement or development of such properties, including the estimated cost thereof and the method of financing to be used. If there are no present plans for the improvement or development of any unimproved or undeveloped property, so state and indicate the purpose for which the property is to be held or acquired. With respect to the shopping center, please briefly outline the principal terms of any lease with any anchor tenant. Please refer to Item 14 of Form S-11 as a guide.

Note 1 - Summary of Significant Accounting Policies

Property Under Construction, page 21

3.   We note your response to prior comment 14. Please confirm that to the extent material, you will quantify and disclose personnel costs capitalized for development for all periods presented and discuss fluctuations.   In addition, please expand your proposed disclosures to include a statement of when you cease capitalization of property under construction (i.e. substantially complete and available for use).

Investment in Affiliated Entities, page 22

4.   We have reviewed your response to our letter dated February 11, 2013. Please include a response to our prior comment 15 with your next response letter.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2012

General

5.   We will continue to monitor your response to prior comment 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Mark Rakip at (202) 551-3573 or me at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or Sonia Barros (202) 551-3655 with any other questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Staff Accountant